LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 780
                             WASHINGTON, D.C. 20015

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 www.luselaw.com

WRITER'S DIRECT DIAL NUMBER                                WRITER'S EMAIL
(202) 274-2009                                             mlevy@luselaw.com



July 27, 2009

Via Edgar and Hand Delivery

William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re:      Provident Financial Services, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2008 Form 8-K filed on March 3, 2009
                  Form 10-Q for the Quarterly Period Ended March 31, 2009 File No. 001-31566

Dear Mr. Friar:

     On behalf of Provident Financial Services, Inc. (the "Company"), we are providing responses to the Staff's letter dated June 30, 2009. The Company's responses are set forth below and are keyed to the Staff's comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.  Business, page 1

1. We note that you do not include in either this item or in the management discussion and analysis section of a discussion of your holdings of subprime loans or "Alt-A" mortgages. In future reports, while these types of mortgages are of intense interest to the investment community, please discuss your holdings of such mortgages that are in your loan portfolio. If you do not hold or have not made these types of loans, or if your holdings of such loans are inconsequential, please say that.

     The Staff's comment is noted and will be addressed in future filings. The Staff is supplementally advised that the Company does not originate or purchase subprime loans. On a limited basis, the Company originates "Alt-A" mortgages in the form of stated income loans with a required loan-to-value ratio of 50%. The balance of these "Alt-A" mortgages in the Company's loan portfolio is not material.

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 2



Asset Quality, page 11
----------------------

2. We note that your non-performing loans balance has increased significantly in each of the last three years and the first quarter of 2009. Further, we note from your disclosure on page 13 that a large portion of your non-performing loans at December 31, 2008 consisted of 9 commercial mortgage loans totaling $24.8 million and 2 construction loans totaling $9.4 million. Given the significant increase in non-performing loans and the fact that a large portion of the increase appears to be attributable to a few large credit relationships, please tell us and revise your future filings to address the following:

     o Discuss whether the increase in non-performing loans relates to a few large credit relationships, several small credit relationships or both; and

     o    If a few  large  credit  relationships  make up the  majority  of your
          non-performing   loans,   discuss  those   relationships   in  detail,
          including:

          o    general   information  about  the  borrower  (i.e.,   residential
               homebuilder, commercial or residential land developer, etc.);

          o    the type of collateral securing the loan;

          o    the amount of total credit exposure outstanding;

          o    the amount of the allowance allocated to the credit relationship;
               and

          o why management believes the allowance for loan losses on the particular credit relationship is adequate to provide for losses that have been incurred.

     At December 31, 2008, non-performing loans totaled $59.1 million, compared with $34.6 million at December 31, 2007. The increase in non-performing loans was largely attributable to the downturn in the housing market and its impact on real estate development and sales. Non-performing commercial mortgage loans increased $2.9 million, to $24.8 million at December 31, 2008, and non-performing construction loans increased $9.0 million, to $9.4 million at December 31, 2008. In addition, rising unemployment and personal debt levels contributed to an increase in non-performing residential mortgage and consumer loans, as non-performing residential mortgage loans increased $10.3 million to $14.5 million at December 31, 2008, and non-performing consumer loans increased $3.6 million, to $5.9 million at December 31, 2008.

     The majority of the year-over-year increase in non-performing commercial mortgage and construction loans was attributable to four loans extended to two real estate developers. These two relationships also comprised the majority of the balance of non-performing commercial mortgage and construction loans at December 31, 2008. There are no contractual commitments to advance additional funds to either of these borrowers. The first relationship consisted of an $11.5 million commercial mortgage loan secured by a planned unit development of 203 single family detached, townhouse and age restricted units; and a $9.7 million commercial mortgage loan secured by a 184 unit age restricted townhouse project.

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 3


At December 31, 2008, these loans were deemed impaired, evaluated in accordance with SFAS No. 114, and were allocated $4.0 million of the allowance for loan losses. Management believes that the allowance for loan losses allocated to this relationship is appropriate and adequate based on recent appraisals and projections of net realizable value.

     The second relationship consisted of a $9.4 million construction loan secured by a 5-story, 66-unit, 2 bedroom condominium project, and a $1.6 million commercial mortgage loan secured by vacant land. At December 31, 2008, these loans were deemed impaired. Based upon recent appraisals and projections of the fair value of the collateral, the loans were determined to have an average estimated loan-to-value ratio of 67%. In accordance with SFAS No. 114, no allowance for loan losses was allocated to this relationship at December 31, 2008.

     The Company will include disclosure to this effect in future filings.

Item 8.  Financial Statements and Supplementary Data
----------------------------------------------------

Consolidated Financial Statements
---------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1.  Summary of Significant Accounting Policies - Intangible Assets, page 71
--------------------------------------------------------------------------------

3. We note your disclosure here and on page 16 of your March 31, 2009 Form 10-Q that goodwill was analyzed for impairment at September 30, 2008, December 31, 2008 and March 31, 2009 and your determination that goodwill was not impaired until March 31, 2009. In order for us to better understand your conclusions in this regard, please provide us with the results of your step 1 and step 2 test, if applicable for each period and explain, in detail, how you determined that the fair value of the reporting unit (i.e., the bank) exceeded its carrying amount at December 31, 2008. In preparing your response, discuss the specific technique used to determine unit fair value for each of the periods referenced above.

     The goodwill impairment analysis is a two-step process defined by SFAS No. 142 to evaluate the potential impairment of the goodwill on the financial statements of The Provident Bank ("Bank"), the wholly owned subsidiary of the Company. For this analysis, the Reporting Unit is defined as the Bank, for the application of SFAS No. 142 which includes all core and retail banking operations of the Company but excludes the assets, liabilities, equity, earnings and operations held exclusively at the Company level. Four standard valuation methodologies common to valuation in business combination transactions involving financial institutions were used: (1) the Public Market Peers approach based on the trading prices of similar publicly traded companies as measured by standard valuation ratios; (2) the Comparable Transactions approach based on pricing ratios recently paid in the sale or merger of comparable banking franchises; (3) the Control Premium approach based on the Company's trading price (a proxy for the Bank's market pricing ratios were it publicly traded) followed by the application of an industry based control premium; and (4) the Discounted Cash Flow ("DCF") approach where value is estimated based on the present value of

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 4



projected dividends and a terminal value. These valuation techniques take into account the Bank's recent operating history, current operating environment and future prospects.

     The Public Market Peers approach and the Comparable Transactions approach are based on Level 2 inputs pursuant to SFAS No. 157. The Control Premium approach is based on a combination of Level 1 inputs (the quoted price for the Company's common stock) and Level 2 inputs (an estimated control premium based on comparable transactions). The DCF approach is based on Level 3 inputs including projections of future operations based on assumptions derived from management, the experience of the independent valuation firm that conducted the analysis and information from publicly available sources. All approaches were considered in the final estimate of fair value, with the approaches weighted based upon their applicability based upon the SFAS No. 157 hierarchy. These approaches and the resulting fair value conclusions are consistent with standard valuation techniques used by other market participants in evaluating business combinations for financial institutions.

     For illustration purposes, the following discussion of each of the four valuation methodologies uses financial data as of September 30, 2008.

          Public Market Peers Approach
          ----------------------------

          This approach determines value based on the trading levels of financial institutions comparable to the Reporting Unit (the "Peers"). To be considered a Peer, an institution must be publicly traded and exhibit comparability in one or more areas that impact market value, including: shared regional market, comparability of asset size, financial resources, operating strategy and current position and comparability of market capitalization (i.e., comparable liquidity in the shares of common stock). The trading prices of the public market Peers, as measured by standard ratios of price-to-earnings, price-to-book value and price-to-assets, are applied to the Reporting Unit's financial measures to derive an estimate of value under this approach. The Public Market Peers were selected from the universe of all publicly traded thrifts and savings banks (a total of 160 institutions as of September 30, 2008). From this universe, the Peers were selected from institutions operating in New Jersey, New York, Connecticut and Pennsylvania, with the following criteria applied: (a) minimum asset size of $1.0 billion with no maximum; (b) tangible equity-to-assets ratios less than 12 percent, to reflect well leveraged balance sheets; (c) non-performing assets less than 1.2% of total assets; and (d) minimum core return on assets of 0.50%. The companies meeting these criteria are profitable, healthy companies operating in the same regional market. A total of eight companies located in New York, New Jersey and Connecticut met this criteria and all were included in the group of public market Peers. To determine fair value under this approach, the average pricing ratios indicated by the Peers were applied to the Reporting Unit's financial measures as of the period end (September 30, 2008 for illustration), with the greatest weight on core earnings, tangible book value and assets, concluding with a value prior to adjustments of $970 million.

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 5




                                                       Provident             Peers                      Implied
                                                      Financials(1)       Pricing Rations              Valuation
                                                      -------------       ---------------              ---------
                                                        ($mil)                                         ($mil)

         Transaction Pricing Ratios (Medians)
         Price/Earnings (x)                              $38.7               23.24                      $899.4
         Price/Core Earnings (x) (3)                      39.7               24.45                       970.7
         Price/Book (x)                                  898.8                1.55                     1,393.1
         Price/Tangible Book (x)                         382.8                2.31                       884.3
         Price/Assets (%)                              6,436.0               16.28%                    1,047.8
         Implied valuation before adjustments                                                          $ 970.0
                                                                                                         =====
         -----------------------
        (1) Data as of or for the twelve months ended September 30, 2008
        (2) Average pricing ratios indicated by the Peers as of September 26, 2008
        (3) Based on adding back securities losses on a tax effected basis

          The following factors that would warrant a downward adjustment were considered, including the Reporting Unit's smaller balance sheet, $6.4 billion versus the Peers' average assets of $16.0 billion, smaller market capitalization, and the Reporting Unit's moderately lower return on assets and return on equity measures. The Reporting Unit's attractive market area versus the peers and strengthening earnings trend were considered to be offsetting factors and no adjustment was applied. The Company concluded with a valuation of $970 million under the Public Market Peers approach. It should be noted that the implied market capitalization of the Company as a public company as of September 26, 2008 was approximately $985 million, suggesting that the Company was priced generally in line with its public market Peers.

          Comparable Transactions Approach
          --------------------------------

          In the application of the comparable transactions approach, a review of the acquisition pricing multiples or ratios relative to reported earnings, book value, tangible book value, assets and core deposits paid for other thrift franchises in recent periods and applied such multiples to the Reporting Unit's financial data. Two groups of comparable transactions including: (1) regionally-based thrift institutions that were comparable in certain financial aspects; and
          (2) all thrift transactions that were comparable in certain financial aspects. In both cases, the comparable transactions excluded mergers of equals where no premium was paid and acquisitions of thrifts in mutual holding company form because of the distorting effects these transactions/organization structures have on the transaction pricing multiples. This analysis focused on deal pricing at announcement, which reflected the most reliable indicator of value because pre-announcement financials would not have been affected by merger and restructuring expenses that may be incurred prior to closing and could impact the deal pricing ratios at closing. Based on data provided by SNL Securities, 192 merger transactions announced from January 1, 2008 to September 30, 2008, none of which were terminated, were used to select the comparable transactions group. The comparable group was limited to thrift institutions because the Reporting Unit's assets,

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 6


          equity, earnings and overall operations are dominated by real estate secured lending. The following is the specific selection criteria:

          (1) Regional Transactions Group (6 deals). Included all pending and completed transactions involving savings institutions based in New Jersey, New York and Pennsylvania announced since January 1, 2006 which were generally financially comparable including assets ranging between $1.0 billion and $10.0 billion and reporting profitable operations on a trailing twelve month basis. Although the Company acquired First Morris Bank & Trust during this timeframe, the First Morris acquisition was not considered a viable candidate for this comparable group because of assets less than $1 billion; and,

          (2) National Transactions Group (4 deals). Included all pending and completed transactions involving savings institutions without regard to market area, announced since January 1, 2007 which are financially comparable including assets ranging from $1 billion to $10 billion and reporting profitable operations on a trailing twelve month basis. This comparable group included one pending acquisition in Pennsylvania.

         Detailed pricing financial information regarding the individual transactions included in the comparable transactions is included below.

                           Comparable Transaction Peer Group Data
                           --------------------------------------

                                                              Average Comparable Groups
                                                        Provident      Regional        National
                                                        Bank(1)        Group           Group
                                                        -------        -----           -----
         Financial Characteristics (medians)
         -----------------------------------
         Number of transactions                                              6             4
         Assets ($ million)                             $6,436          $2,152        $2,310
         Equity to assets (%)                            13.96%          10.12%        11.25%
         ROA (%) (trailing 12 months)                     0.60%           0.42%         0.56%
         ROAE (%) (trailing 12 months)                    4.30%           4.67%         6.17%
         Non-performing assets/assets (%)                 0.60%           0.19%         0.19%
         Reserves/non-performing assets (%)             112.5%           411.3%        536.6%

         Transaction Pricing Ratios (averages)
         -------------------------------------
         Price/Earnings (x)                                               29.6          22.8
         Price/Book (x)                                                    1.6          1.42
         Price/Tangible Book (x)                                           2.13         2.14
         Price/Assets (%)                                                  15.0%        14.8%
         Tangible Book Premium/Core Deposits(%)                            13.8%        14.8%
         -------------------
         (1) Data as of or for the twelve months ended September 30, 2008.

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 7

          The valuation analysis under this approach considered both the average and the median pricing ratios indicated by the comparable transactions. In the absence of a rationale for giving any one particular transaction greater (or sole) weight in the analysis, the Company applied the averages and the medians in the analysis of the Reporting Unit goodwill. This approach is a standard valuation technique that has been commonly used and reported in public company merger transactions by RP Financial (an independent valuation firm specializing in financial institution valuations) and other investment banking concerns. This approach has also been memorialized in written regulatory banking guidelines outlining the appropriate method of valuation of banking securities.

          For each comparable group, the average and median acquisition pricing ratios were then applied to the Reporting Unit's September 30, 2008 financial results to provide a range of value were the Reporting unit to be sold in a business combination. A direct application of the regional thrift transactions indicated a fair value for the Reporting Unit of $920 million. A direct application of the national transactions indicated a fair value of $890 million. The Company concluded that both the regional and national comparable groups were relevant to the valuation of the Reporting Unit and the Company concluded with a valuation under this approach of $905 million.

          Control Premium Approach
          ------------------------

          This approach uses the quoted trading price for the Company's common stock (a Level 1 input) and applies an adjustment based on the control premiums paid in recent merger transactions (a Level 2 input) to derive a fair value for the Reporting Unit. Since the Bank's assets, equity and earnings comprise a substantial majority of the Company's consolidated financial results, management and the independent valuation firm concluded that the trading price of the Company's common stock and its implied market value was appropriate as a basis for this approach. Because this approach is based on trading prices that are highly sensitive to current market conditions, this approach provides a measure of value that is more sensitive to current economic and stock market conditions than the Comparable Transactions Approach. The recent trading history of the Company's common stock indicated a range of closing prices of $13.08 per share to $19.50 per share between July 1, 2008 and September 30, 2008 and a closing price of $16.512 per share as of September 30, 2008. Due to the volatile conditions of the banking industry in the third and fourth quarters of 2008, a 15-day rolling average price of $16.43 per share was used for purposes of the valuation. Applying this price to the 59.6 million shares of Company common stock issued and outstanding as of September 30, 2008 yielded a total market capitalization of $980 million as of that date. This figure reflects the aggregate value of the minority interests traded on the exchange for the Company. To estimate the implied market capitalization of the Reporting Unit, it was necessary to consider approximately $117 million in assets held at the holding company level, which are reflected in the Company's capital and balance sheet (and market capitalization) but are not included in the financial statements of the Reporting Unit. Since the trading price of the Company's common stock includes the real and implicit benefit of these assets, it is appropriate to make an adjustment in arriving at the Reporting Unit's valuation. The Company concluded that the appropriate adjustment would reduce the market capitalization figure of the Company by the amount of the assets held at the holding company

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 8

          level to arrive at a total implied market capitalization for the Reporting Unit of $863 million ($980 million less $117 million).

          To conclude with a fair value for the Reporting Unit, the market capitalization was adjusted to reflect a control premium, an adjustment that is the premium a buyer would be willing to pay (above the trading price) to acquire a controlling interest in the Reporting Unit. To estimate the amount of the control premium, the Company evaluated bank and thrift acquisitions announced in the twelve months ended September 30, 2008 where meaningful control premiums could be calculated. Control premiums reflect the acquisition price per share at announcement compared to the pre-announcement trading pricing for the institutions, using the 1 day and 5 day pre-announcement prices. Meaningful control premiums were limited to acquisitions of publicly traded companies, whose pre-announcement prices were based on stock quotes on a public exchange and excluded a limited number of strongly negative premiums which have resulted recently through the sale of distressed institutions. Based on this analysis, the median control premiums indicated by this data are 38.03% and 39.34%, respectively for the 1-day and the 5-day premium. For valuation purposes, a control premium of 39% was applied. Beginning with the market capitalization for the Company of $980 million, reducing that figure by the amount of assets at the holding company and then applying the market based control premium resulted in a fair value under the Control Premium approach of $1.20 billion.

         Discounted Cash Flow Approach
         -----------------------------

          The DCF approach derives value based on the present value of future dividends over the commonly accepted five-year time horizon and a projected terminal value at the end of the fifth year. In applying this approach, the key assumptions include a reasonable asset growth rate, profitability assumption and dividend payout ratio. Many factors impact growth and profitability, such as interest rates, economic trends, regulation and legislation, competitive pressures and internal business strategies. Earnings projections were based on the current earnings for the Reporting Unit, earnings trends, 2009 budget information and management estimates. Other external factors that may impact growth and profitability were assumed to remain constant with the current environment.

          The analysis assumed compound annual asset growth of 3.0% annually and a projection for return on assets ("ROA") equal to 0.75% over the course of the projections. The projected ROA exceeded the approximate earnings recorded in the twelve months ended September 30, 2008, however, it was consistent with the return on assets recorded in the quarter ending September 30, 2008 (actual ROA of 0.75%) and assumes that the Bank's operating results remain consistent with the earnings improvement shown on a quarter by quarter basis year to date in 2008 (ROA of 0.61%, 0.67%, and 0.75% recorded, respectively, in the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008). The Company assumed that the Bank pays dividends to the Company to cover the Company's dividends to public stockholders equal to approximately $27.5 million in the first year projected and increasing at a rate of 5% annually. Stock repurchases were not included in the DCF analysis. Future projected levels of operation were estimated by the independent valuation firm and reviewed for reasonability by management. Applying these assumption suggests that the Reporting Unit

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 9

          will accumulate stockholders' equity at a slightly faster pace than asset growth will be achieved.

          The DCF approach used as a proxy a composite of several approaches estimating expected market returns. Sources for this information included surveys of equity risk premiums applied by various industry and academic practitioners and Ibbotson Associates SBBI 2008 Yearbook. The data considered for this approach was an estimate of a discount rate using the capital asset pricing model ("CAPM"), which applies an equity risk premium to a "risk-free" rate, and annual return statistics for the market over an extended time period. The Company estimated the 11.05% discount rate for the discounted cash flow approach after considering the range of estimated returns implied by this information.

           CAPM approach     = risk-free Treasury rate plus equity risk premium
                             = 4.43% 20 year Treasury (9/30/08)
                             + 4.42 ERP multiplied by assumed beta of 0.59(1)
                             + 2.20 Size premium (2)
                             ------
                             = 11.05% estimated rate
           Annual Returns    = 11.8% estimated rate (geometric return) (3)
                             = 16.6% estimated return (arithmetic return) (3)

          (1) Equity risk premium (ERP) of 7.5% multiplied by an average beta for the thrift industry of 0.59. ERP estimated from multiple studies indicating a range of standard industry practices of 3.5
               - 6% and Ibbotson Associates data indicating a medium term ERP of 7.5% (- the higher Ibbotson ERP was utilized in this analysis to reflect recent volatility in the market, which suggests a higher risk premium for equities.
          (2) Size premium calculated by Ibbotson Associates for companies operating in the 8th decile of market capitalization
          (3) Annual returns of public companies in the 8th decile of market capitalization

          The terminal value in year five reflects current sale of control values, i.e.; 2.14 times tangible book value and 25.47 times earnings. The figures were calculated as the arithmetic average of the ratios indicated for the Regional and National groups (based on the average pricing within each group) in the Comparable Transactions approach above. The cash flows resulting from dividends and the terminal value calculations were discounted based on the "half year" convention assuming cash flows were realized evenly throughout the year. Based upon these assumptions, the resulting DCF values ranged from $772 million to $994 million. In each of the DCF scenarios, the Company considered the full range of indicated valuation, recognizing that the middle of the range to be the most realistic at the time. The fair value determined under the discounted cash flow approach was $885 million.

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 10


          Valuation of the Reporting Unit
          -------------------------------

          In determining the fair value of the Reporting Unit, the Company considered the indicated valuation results under these four approaches. The Public Market Peers approach and the Comparable Transactions approach are based on Level 2 inputs pursuant to SFAS No.
          157. The Control Premium approach is based on a combination of Level 1 inputs (the quoted price for PFS stock) and Level 2 inputs (an estimated control premium based on comparable transactions). The DCF approach is based on Level 3 inputs including projections of future operations based on assumptions derived from publicly available sources. All approaches were considered in the final estimate of fair value, with the approaches weighted based upon their applicability based upon the SFAS No. 157 hierarchy and the comfort level of the independent valuation firm. In the final determination, the greatest weight was placed on the approaches utilizing Level 2 inputs - the Public Market Peers, Comparable Transactions and Control Premium approaches, and less weight was placed on the DCF approach due to the number of Level 3 inputs utilized.

          The valuation methodologies described in the preceding illustration were applied to the Reporting Unit as of September 30, 2008, December 31, 2008 and March 31, 2009, with the following results:

Step 1 Analysis Fair Value of the Reporting Unit
------------------------------------------------

                                              September 30,           December 31,             March 31,
                                                  2008                   2008                     2008
Public Market Peers                          $970 million            $865 million              $560 million
Comparable Transactions                      $965 million            $958 million              $855 million
Control Premium                            $1,200 million          $1,045 million              $741 million
Discounted Cash Flow                         $885 million            $845 million              $812 million
                                             ------------            ------------              ------------

Weighted Average Fair Value of
Reporting Unit                             $1,025 million            $940 million              $732 million
Carrying Value of the Reporting Unit         $899 million            $908 million              $919 million


Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 11


Step 2 - Determination of Goodwill Impairment
---------------------------------------------

     As of March 31, 2009, the Company concluded that the aggregate fair value of the Reporting Unit was less than the carrying value and as a result, impairment of goodwill was likely and a Step 2 analysis would be required to determine the amount of the impairment.

     The Step 2 analysis included the calculations of fair value for the Reporting Unit's financial assets and liabilities, pursuant to SFAS No. 141R, if the Reporting Unit was sold to a third party purchaser. Fair value analyses were performed by an independent third party to determine the following:

     Fair Value Adjustment for Deposits
     Fair Value Adjustment for Borrowings
     Fair Value of Core Deposit Intangible
     Fair Value for Investment Securities
     Fair Value for Loans Receivable

     The calculation of the impairment charge for goodwill was based upon the preliminary unaudited March 31, 2009 balance sheet, with the applied fair value adjustments used to calculate the fair value of goodwill, in the amount of $346.3 million, as of March 31, 2009. The Company determined that the fair value of goodwill as of March 31, 2009 was lower than the carrying value of $498.8 million, resulting in an impairment charge of $152.5 million, in order to restate the goodwill balance to fair value.

Step 2 - Calculation of Goodwill Impairment as of March 31, 2009


                                                                                               Amount
                                                                                        as of March 31, 2009
                                                                                       ----------------------
                                                                                              ($000)

                                                                                         $       732,000

Fair value of reporting unit at March 31, 2009

Fair value of goodwill                                                 $  346,291
Goodwill at March 31, 2009                                             $  498,792
                                                                       ----------
Goodwill Impairment                                              $       (152,501)

     Such impairment charge was disclosed in the Company's Form 10-Q for Quarter ended March 31, 2009.

Item 9A.  Controls and Procedures, page 105
-------------------------------------------

4. Please tell us if there was any change in the company's internal control over financial reporting that occurred during the company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. Please also confirm that the company will disclose this information in future filings. Refer to Item 308(c) of Regulation S-K.

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 12


     The Staff is supplementally advised that there was no change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company confirms that it will disclose this information in future filings.

Exhibits 31.1 and 31.2
----------------------

5. We note that Exhibits 31.1 and 32.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, you have added the word "annual" to the second paragraph of the certifications. We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

     The Staff's comment is noted and will be addressed in future filings.

Form 8-K filed on March 3, 2009
-------------------------------

6. We note that your Current Report on Form 8-K filed on March 31, 2009 includes a statement that "the Company's news release dated February 27, 2009 is attached as Exhibit 99.1 to this report and is being furnished to the SEC and shall not be deemed `filed' for an purpose." We note similar language in your Current Report on Form 8-K filed on April 22, 2009. However, only information provided under Items 2.02 and 7.01 of Form 8-K will be deemed "not filed" for purposes of Section 18 of the Exchange Act and otherwise not subject to the liabilities of that section. As a result, the disclosure you provided in the Forms 8-K referenced above have been "filed" for purposes of Section 13(a), 13(c), 14 and 15(d) of the Exchange Act. Please confirm that you understand this and that you will specifically incorporate the referenced reports on Form 8-K in any subsequent registration statement under the Securities Act in which you incorporate your Exchange Act reports by reference. In addition, please be advised that any future registration statement of yours that automatically incorporates by reference "all documents subsequently filed...pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering" will be deemed to incorporate automatically the information included in any subsequent Form 8-K that is filed pursuant to 8-K items other than 2.02 and 7.01.

     The Staff's comment is noted and the Company confirms its understanding that only information provided under Items 2.02 and 7.01 of Form 8-K will be deemed "not filed" for purposes of Section 18 of the Exchange Act and otherwise not subject to the liabilities of that section. The Company will specifically incorporate the referenced reports on Form 8-K in any subsequent registration statement under the Securities Act in which it incorporates Exchange Act reports by reference.

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 13


Form 10-Q for the Quarterly Period Ended March 31, 2009
-------------------------------------------------------

Financial Statements
--------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 2.  Loans and Allowance for Loan Losses, page 8
----------------------------------------------------

7. We note the continued deterioration in the credit quality of your loan portfolio since fiscal 2007 and into the first quarter of 2009. Please tell us, and in future filing disclose:

     o the total recorded investment in impaired loans for which there is a related allowance for credit losses and the amount of the recorded investment for which there is no related allowance for credit losses (refer to paragraph 20 of SFAS 114);

     o the specific events and circumstances that occurred during the relevant periods that caused the increase in impaired loans; and

     o the substantive reasons to support the amount of specific reserve associated with your impaired loans.

          The Staff is supplementally advised as follows:

     At March 31, 2009, the Company identified $38.5 million of loans as impaired, compared with $37.8 million of impaired loans at December 31, 2008. The Company established an allowance for loan losses totaling $8.2 million related to $37.5 million of impaired loans at March 31, 2009. In addition, at March 31, 2009, there were two related, cross-collateralized commercial mortgage loans totaling $1.0 million with a loan-to-value ratio of 83% for which no allowance for loan losses was required in accordance with SFAS No. 114. At March 31, 2009, all impaired loans were deemed collateral dependent and the related allowance for loan losses was determined based on estimates of the fair value of the collateral, giving consideration to recent appraised values and valuation estimates.

     Non-performing loans were $63.8 million, or 1.46% of total loans at March 31, 2009, compared to $59.1 million, or 1.31% of total loans at December 31, 2008. The increase in non-performing loans was primarily attributable to the addition of a $4.0 million loan to an equipment lease financing company that has filed for bankruptcy protection, secured by first liens on equipment via assignments of leases or contracts. In addition, non-performing residential mortgage loans increased $2.8 million and non-performing consumer loans increased $583,000 during the first quarter of 2009. The Company attributes the increase in residential mortgage and consumer loan defaults to rising unemployment and increased personal indebtedness. These increases were partially offset by the transfer of a $1.6 million commercial mortgage loan to foreclosed assets and a $1.3 million reduction in a non-performing construction loan resulting from the sales of condominium units.

     The Company will include disclosure addressing the Staff's comments in future filings.

Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
July 27, 2009
Page 14

                                     * * * *

     The Company duly acknowledges:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     We trust the foregoing is responsive to the Staff's comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

                                    Very truly yours,

                                    /s/ Marc Levy
                                    Marc Levy


cc:      Linda A. Niro
         John F. Kuntz, Esq.